Mail Stop 3561

January 26, 2007

<u>Via Fax & U.S. Mail</u>

Jason A. Berg, Chief Accounting Officer
AMERCO
1325 Airmotive Way, Ste. 100
Reno, Nevada 89502

> **Re:** **AMERCO**
> **Form 10-K for the year ended March 31, 2006**
> **Filed June 13, 2006**
> **File No. 001-10275**

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended March 31, 2006

Item 7- Management's Discussion and Analysis

Liquidity and Capital Resources, page 38

1. At the beginning of your discussion of liquidity and capital resources, you may want to consider explaining your overall capital structure with respect to the general availability of the assets of your insurance subsidiaries to satisfy the obligations of the parent company and certain of certain of its subsidiaries. In this regard, you may want to consider including a table that separately presents the assets and obligations of your insurance and non-insurance operations.

2. In the second paragraph, you disclose that your total debt represents 1.4 times stockholders equity. Its unclear how this ratio supports the assertion that your financial condition is strong. Please explain supplementally and consider revising your disclosure to explain how the aforementioned ratio is an indication of your financial strength.

3. In the summary of this section on page 41, you cross reference footnote 9 for a more detailed discussion of your long-term debt and borrowing capacity. However, we believe your MD&A should include a discussion of these matters from management's point of view. For example, by reference to exhibit 10.79 of your filing, we note that your credit agreement with Merrill Lynch includes a covenant regarding the "Fleet Owner Cash Flow Ratio" and this covenant appears to limit the level of borrowings. As appropriate, please consider the need to provide an overall discussion of your borrowing levels and remaining borrowing capacity in MD&A.

Off Balance Sheet Arrangements, page 42

4. Please expand your disclosure to address, in further detail, the nature and business purpose for your off-balance sheet arrangements as required by Item 303(a)(4)(i)(A) of Regulation S-K. for example, you state that you have used off-balance sheet arrangements in connection with the expansion of your self-storage business. However, it is unclear why this business could not have been expanded within your consolidated operations.

5. It appears from your disclosures on page F-37 that you guarantee certain related party debt instruments (e.g. support party agreement with Private Mini.) As such, please revise your disclosures to include the total dollar amount related to these agreements and any other obligations that would require disclosure under Item 303(a)(4)(ii) of Regulation S-K.

Item 8- Financial Statements and Supplementary Data

Note 1- Basis of Presentation, page F-8

6. The operating results and financial position of your consolidated insurance
    operations are determined as of December 31 of each year. As such, please revise
    your disclosures to address the necessity for the use of different closing dates and
    the effect of intervening event that materially affect the financial position or
    results of operations or lack thereof.

Note 3- Accounting Policies

Property, Plant and Equipment, F-12

7. We note that gains and losses on dispositions of property, plant and equipment are
    netted against depreciation expense when realized. In this regard, please tell us
    what consideration has been given to the guidance in SAB Topic 5B.

8. Please tell us your basis for capitalizing and amortizing major overhauls. Further,
    provide us with the length of the amortization period related to the major
    overhauls and equipment as well as the authoritative accounting literature that
    supports your conclusions.

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We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
   filing;

· staff comments or changes to disclosure in response to staff comments do not
   foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
   by the Commission or any person under the federal securities laws of the United
   States.

Jason A. Berg, Chief Accounting Officer
AMERCO
January 26, 2007
Page 4

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       David R. Humphrey
       Branch Chief